# SEC Schedule 13G/A (Amendment No. 9) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: The Eastern Company, CIK 0000031107
CUSIP: 276317104
Title of class of securities: Common Stock, No par value
Address of issuer's principal executive offices: 3 ENTERPRISE DRIVE, SUITE 408, SHELTON, Connecticut (CT), 06484
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001251109-14-000028
Filed by CIK 0001541536

## Reporting persons
- Minerva Advisors LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 337,419; shared voting power 191,665; sole dispositive power 337,419; shared dispositive power 191,665; aggregate amount beneficially owned 529,084 (8.7% of the class)
- Minerva Group LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 337,419; sole dispositive power 337,419; aggregate amount beneficially owned 337,419 (5.6% of the class)
- Minerva GP, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 337,419; sole dispositive power 337,419; aggregate amount beneficially owned 337,419 (5.6% of the class)
- Minerva GP, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Pennsylvania (PA); sole voting power 337,419; sole dispositive power 337,419; aggregate amount beneficially owned 337,419 (5.6% of the class)
- David P. Cohen: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 339,669; shared voting power 191,665; sole dispositive power 339,669; shared dispositive power 191,665; aggregate amount beneficially owned 531,334 (8.8% of the class)

## Item 1. Issuer
Name of issuer: The Eastern Company
Address of issuer's principal executive offices: 3 Enterprise Drive, Suite 408, Shelton, CT 06484

## Item 2. Person Filing
Name of person filing:
Minerva Advisors LLC
Minerva Group, LP
Minerva GP, LP
Minerva GP, Inc.
David P. Cohen
Address of principal business office or, if none, residence:
50 Monument Road, Suite 201
Bala Cynwyd, PA 19004
Citizenship:
David P. Cohen is a U.S. Citizen.
Minerva Advisors LLC, Minerva Group, LP, and Minerva GP, LP are organized under Delaware law.
Minerva GP, Inc. is organized under Pennsylvania law.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Minerva Advisors LLC* - 191,665
Minerva Group LP - 337,419
Minerva GP, LP* - 337,419
Minerva GP, Inc.* - 337,419
David P. Cohen* - 193,915

*Each of these reporting persons is deemed a beneficial owner of the 337,419 shares of the Issuer held by Minerva Group, LP. David P. Cohen is the beneficial owner of the 2,250 shares of the Issuer owned individually and is also deemed a beneficial owner of the 529,084 shares of the Issuer beneficially owned by Minerva Advisors LLC.
Percent of class:
Minerva Advisors LLC* - 3.2%
Minerva Group LP - 5.6%
Minerva GP, LP* - 5.6%
Minerva GP, Inc.* - 5.6%
David P. Cohen* - 3.2%

*Each of these reporting persons is deemed a beneficial owner of the 5.6% of the shares of the Issuer held by Minerva Group, LP. David P. Cohen is the beneficial owner of .04% of the shares of the Issuer owned individually and is also deemed a beneficial owner of the 8.7% of the shares of the Issuer beneficially owned by Minerva Advisors LLC.

Based on a total of 6,068,650 shares of the Issuer's Common Stock outstanding as of 9/27/2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended 9/27/2025.
Sole power to vote or to direct the vote:
Minerva Advisors LLC* - 337,419
Minerva Group, LP - 337,419
Minerva GP, LP* - 337,419
Minerva GP, Inc.* - 337,419
David P. Cohen* - 339,669

*Each of these reporting persons is deemed a beneficial owner of the 337,419 shares of the Issuer held by Minerva Group, LP. David P. Cohen is the beneficial owner of 2,250 shares of the Issuer owned individually.
Shared power to vote or to direct the vote:
Minerva Advisors LLC - 191,665
David P. Cohen** - 191,665

**David P. Cohen is deemed a beneficial owner of the 191,665 shares of the Issuer beneficially owned by Minerva Advisors LLC.
Sole power to dispose or to direct the disposition:
Minerva Advisors LLC* - 337,419
Minerva Group, LP - 337,419
Minerva GP, LP* - 337,419
Minerva GP, Inc.* - 337,419
David P. Cohen* - 339,669

*Each of these reporting persons is deemed a beneficial owner of the 337,419 shares of the Issuer held by Minerva Group, LP. David P. Cohen is also the beneficial owner of 2,250 shares of the Issuer owned individually.
Shared power to dispose or to direct the disposition:
Minerva Advisors LLC - 191,665
David P. Cohen** - 191,665

**David P. Cohen is deemed a beneficial owner of the 191,665 shares of the Issuer beneficially owned by Minerva Advisors LLC.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Minerva Advisors LLC: David P. Cohen, President (02/10/2026)
- Minerva Group LP: MINERVA GP, LP, General Partner (02/10/2026)
- Minerva Group LP: MINERVA GP, INC., General Partner (02/10/2026)
- Minerva Group LP: David P. Cohen, President (02/10/2026)
- Minerva GP, LP: MINERVA GP, INC., General Partner (02/10/2026)
- Minerva GP, LP: David P. Cohen, President (02/10/2026)
- Minerva GP, Inc.: David P. Cohen, President (02/10/2026)
- David P. Cohen: David P. Cohen, Individual (02/10/2026)